EXHIBIT 99.5

COMBINED FINANCIAL STATEMENTS OF
TJM SENIOR HOUSING PROPERTIES

Years Ended December 31, 2013, 2012 and 2011
With Report of Independent Auditors

Six months ended June 30, 2013 and 2012 (unaudited)

Index to Financial Statements:

TJM SENIOR HOUSING PROPERTIES

Report of Independent Auditors	2
Combined Balance Sheets as of June 30, 2013 (unaudited), December 31, 2012 and December 31, 2011	3
Combined Statements of Operations for the six months ended June 30, 2013 (unaudited) and June 30, 2012 (unaudited) and the years ended December 31, 2012, December 31, 2011, December 31, 2010	4
Combined Statements of Changes in Members’ Deficit for the six months ended June 30, 2013 (unaudited) and the years ended December 31, 2012, December 31, 2011 and December 31, 2010	5
Combined Statements of Cash Flows for the six months ended June 30, 2013 (unaudited) and June 30, 2012 (unaudited) and the years ended December 31, 2012, December 31, 2011, December 31, 2010	6
Notes to Combined Financial Statements	7

Report of Independent Auditors

Members
TJM Senior Housing Properties

We have audited the accompanying combined financial statements of TJM Senior Housing Properties (the “Company”), which comprise the combined balance sheets as of December 31, 2012 and 2011, and the related combined statements of operations, changes in members’ equity and cash flows for each of the three years in the period ended December 31, 2012, and the related notes to the combined financial statements.

Management’s Responsibility for the Financial Statements

Management is responsible for the preparation and fair presentation of these financial statements in conformity with U.S. generally accepted accounting principles; this includes the design, implementation, and maintenance of internal control relevant to the preparation and fair presentation of financial statements that are free of material misstatement, whether due to fraud or error.

Auditor’s Responsibility

Our responsibility is to express an opinion on these financial statements based on our audits. We conducted our audits in accordance with auditing standards generally accepted in the United States. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement.

An audit involves performing procedures to obtain audit evidence about the amounts and disclosures in the financial statements. The procedures selected depend on the auditor’s judgment, including the assessment of the risks of material misstatement of the financial statements, whether due to fraud or error. In making those risk assessments, the auditor considers internal control relevant to the entity’s preparation and fair presentation of the financial statements in order to design audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the entity’s internal control. Accordingly, we express no such opinion. An audit also includes evaluating the appropriateness of accounting policies used and the reasonableness of significant accounting estimates made by management, as well as evaluating the overall presentation of the financial statements.

We believe that the audit evidence we have obtained is sufficient and appropriate to provide a basis for our audit opinion.

Opinion

In our opinion, the financial statements referred to above present fairly, in all material respects, the combined financial position of the Company at December 31, 2012 and 2011, and the combined results of their operations and their cash flows for each of the three years in the period ended December 31, 2012 in conformity with U.S. generally accepted accounting principles.

/s/ Ernst & Young LLP

New York, New York

June 13, 2014

TJM SENIOR HOUSING PROPERTIES
COMBINED BALANCE SHEETS
(dollars in thousands)

	June 30, (Unaudited)	December 31,
	2013	2012	2011
Assets
Real estate investments:
Land	$15,115	$15,117	$12,954
Buildings, improvements and other	86,313	85,557	75,560
Accumulated depreciation	(17,533)	(15,601)	(11,933)
Net real estate	83,895	85,073	76,581
Goodwill	2,190	2,190	2,190
In-place resident lease intangibles	16,311	16,311	15,501
Accumulated amortization	(15,762)	(15,010)	(12,312)
Net real estate intangibles	2,739	3,491	5,379
Net real estate investments	86,634	88,564	81,960
Other Assets:
Cash and cash equivalents	2,505	3,173	2,639
Other assets	4,783	4,481	4,032
Total assets	$93,922	$96,218	$88,631

Liabilities and members' equity
Liabilities
Mortgage notes payable	$119,298	$120,302	$96,607
Accrued expenses and other liabilities	4,948	4,684	4,199
Total liabilities	124,246	124,986	100,806

Members' deficit
Total members' deficit	(30,324)	(28,768)	(12,175)
Total liabilities and members' deficit	$93,922	$96,218	$88,631

See notes to combined financial statements.

TJM SENIOR LIVING PORTFOLIO
COMBINED STATEMENTS OF OPERATIONS
(dollars in thousands)

	For the Six months ended		For the years ended
	June 30, (unaudited)		December 31,
	2013	2012	2012	2011	2010
Revenues
Resident fees and services	$25,391	$24,145	$49,841	$43,738	$35,357
Total revenues	$25,391	$24,145	$49,841	$43,738	$35,357

Expenses
Property operating expense	16,849	15,898	33,100	28,789	23,740
Depreciation and amortization expense	2,687	3,236	6,470	6,311	3,955
Interest expense	3,405	3,215	6,377	5,371	4,606
Management fee to affiliate	721	609	1,350	1,067	853
General and administrative expense	244	75	508	383	169
Interest and other loss (income)	(2)	(46)	7	62	20
Total expenses	23,904	22,987	47,812	41,983	33,343
Net income	$1,487	$1,158	$2,029	$1,755	$2,014

See notes to combined financial statements.

TJM SENIOR HOUSING PROPERTIES
COMBINED STATEMENTS OF CHANGES IN MEMBERS’ DEFICIT
(dollars in thousands)

Total Members’ Deficit
Members' deficit at December 31, 2009	$(14,628)
Contributions from members	8,995
Distributions to members	(7,732)
Net income	2,014
Members' deficit at December 31, 2010	(11,351)
Contributions from members	4,130
Distributions to members	(6,709)
Net income	1,755
Members' deficit at December 31, 2011	(12,175)
Contributions from members	1,722
Distributions to members	(20,344)
Net income	2,029
Members' deficit at December 31, 2012	$(28,768)

Members' deficit at January 1, 2013 (unaudited)	$(28,768)
Contributions from members (unaudited)	67
Distributions to members (unaudited)	(3,110)
Net income (unaudited)	1,487
Members' deficit at June 30, 2013 (unaudited)	$(30,324)

See notes to combined financial statements.

TJM SENIOR HOUSING PROPERTIES
COMBINED STATEMENTS OF CASH FLOWS
(dollars in tables in thousands)

	For the Six months ended		For the years ended
	June 30, (unaudited)		December 31,
	2013	2012	2012	2011	2010
Cash Flows From Operating Activities
Net Income	$1,487	$1,158	$2,029	$1,755	$2,014
Adjustments to reconcile net income to net cash provided by (used in) operating activities:
Depreciation and amortization	2,687	3,236	6,470	6,311	3,955
Amortization of deferred financing costs	154	134	274	241	180
Costs written off due to debt refinancing	—	215	366	—	32
Loss on sale of assets	2	—	100	172	56
Bad debt reserves	89	56	271	133	103
Change in fair value of derivatives	—	44	70	83	22
Changes in:
Other assets	(544)	(513)	(584)	3	(1,277)
Accrued expenses and other liabilities	263	590	417	221	1,099
Net cash provided by operating activities	4,138	4,920	9,413	8,919	6,184

Cash flows from investing activities
Acquisition of investments in real estate	—	(4,330)	(4,330)	(12,850)	(29,750)
Additions to investments in real estate	(862)	(1,037)	(2,196)	(1,848)	(1,668)
Proceeds from sales of assets	103	12	151	211	125
Net cash used in investing activities	(759)	(5,355)	(6,375)	(14,487)	(31,293)

Cash flows from financing activities
Proceeds from mortgage notes payable	—	22,887	42,851	9,731	31,325
Principal payments of mortgage notes payable	(1,004)	(12,976)	(25,956)	(1,331)	(6,044)
Payment for deferred financing costs	—	(328)	(777)	(124)	(550)
Capital contributions from members	67	1,572	1,722	4,130	8,995
Capital distributions to members	(3,110)	(10,243)	(20,344)	(6,709)	(7,732)
Net cash provided by/(used in) financing activities	(4,047)	912	(2,504)	5,697	25,994
Net Increase/(Decrease) in Cash and Cash Equivalents	(668)	477	534	129	885
Cash and Cash Equivalents, Beginning of Period	3,173	2,639	2,639	2,510	1,625
Cash and Cash Equivalents, End of Period	$2,505	$3,116	$3,173	$2,639	$2,510

Supplemental Disclosure of Cash Flow Information
Cash paid during the period for interest expense	3,654	3,212	5,785	5,008	3,979
Acquisition of investments in real estate	—	—	6,800	—	—
Mortgage notes and other liabilities assumed	—	—	6,800	—	—

See notes to combined financial statements.

TJM SENIOR HOUSING PROPERTIES
NOTES TO COMBINED FINANCIAL STATEMENTS
(dollars in thousands)

1.    ORGANIZATION

TJM Senior Housing Properties (“the Company”, “we”, “us”, the “TJM Portfolio”) operate senior housing properties, all located within the United States. At June 30, 2013 and December 31, 2012, the Company owned 15 senior housing properties in Florida and North Carolina and provides assisted living (“AL”) and memory care (“MC”) services. The properties have a total capacity of approximately 2,000 beds.

AL/MC properties are state-regulated, age-restricted, rental properties with central dining that provide residents access to meals and other services such as housekeeping, linen service, transportation and social and recreational activities. Additionally, our properties have staff to provide residents assistance with activities of daily living, such as management of medications, bathing, dressing, toileting, ambulating and eating. AL/MC properties may include memory care facilities that specifically provide care for individuals with Alzheimer’s disease and other forms of dementia or memory loss.

The senior living properties of the TJM Portfolio were managed by an affiliated Company, TJM Property Management, Inc. for a fee equal to 2.5% of the properties’ revenues.

2.    SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

GENERAL

Basis of Accounting – The combined financial statements have been prepared on the accrual basis of accounting in accordance with U.S. generally accepted accounting principles (U.S. GAAP). The significant accounting policies are summarized below.

The acquisition of our properties by Newcastle Investment Corp. (“Newcastle”) closed on August 1, 2013 (the “Acquisition”). The accompanying combined balance sheets as of June 30, 2013 (unaudited) and December 31, 2012 and December 31, 2011 and the related combined statements of operations, cash flows, and changes in members’ deficit for the six months ended June 30, 2013 (unaudited) and June 30, 2012 (unaudited) and the years ended December 31, 2012, December 31, 2011, December 31, 2010 do not include adjustments or transactions attributable to the Acquisition.

During the periods presented, the properties operated on a stand-alone basis under common management and control of TJM Property Management, Inc. The combined financial statements have been derived using the historical basis of the Company.

Unaudited Interim Financial Statements – The interim unaudited financial statements have been prepared on the same basis as the annual audited financial statements and, in the opinion of management, reflect all adjustments, which include only normal recurring adjustments, necessary for the fair presentation of the Company’s financial position as of June 30, 2013 and the results of operations and its cash flows for the six months ended June 30, 2013 and June 30, 2012. The financial data and other information disclosed in these notes related to the six months ended June 30, 2013 and June 30, 2012 are unaudited. The results for the six months ended June 30, 2013 should not be regarded as necessarily indicative of results to be expected for the year ending December 31, 2013.

Principles of Combination – The combined historical results of operations, financial position and cash flows have been prepared in accordance with U.S. GAAP. All significant intercompany transactions and balances have been eliminated.

At June 30, 2013 (unaudited), December 31, 2012 and December 31, 2011 respectively, the TJM Portfolio did not have any investments in variable interest entities (“VIEs”). VIEs are defined as entities in which equity investors do not have the characteristics of a controlling financial interest or do not have sufficient equity at risk for the entity to finance its activities without additional subordinated financial support from other parties.

At June 30, 2013 (unaudited), December 31, 2012 and December 31, 2011 respectively, the TJM Portfolio did not have any investments in entities over which it exercises significant influence.

TJM SENIOR HOUSING PROPERTIES
NOTES TO COMBINED FINANCIAL STATEMENTS (continued)
(dollars in thousands)

Use of Estimates – Accounting estimates are an integral part of these financial statements. Estimates are based, in part, on management’s assumptions concerning future events. Among the more significant assumptions are those that relate to the average length of stay of the residents at our senior housing properties, impairment of long lived assets and fair value measurements. These accounting estimates reflect the best judgment of management, but actual results could differ.

REVENUE RECOGNITION

Resident fees and services – Revenues from resident fees and services comprise of rental income, care income, and ancillary income. Resident fees and services are recognized monthly as services are provided. Lease agreements with residents are generally month to month and are cancelable by the resident with 30 days’ notice. Ancillary income primarily relates to non-refundable community fees. Non-refundable community fees are recognized on a straight-line basis over the average length of stay of residents, which management estimates to be 24 months for assited living and memory care properties.

EXPENSE RECOGNITION

Management Fee to Affiliate – These represent amounts due to the manager according to the Management Agreement. Management fees are expensed as incurred. See Note 9 for more details.

Advertising Costs – The Company expenses advertising costs as incurred. Advertising costs were $149, $191, $386, $357 and $245 for the six months ended June 30, 2013 (unaudited) and June 30, 2012 (unaudited) and the years ended December 31, 2012, December 31, 2011 and December 31, 2010, respectively.

BALANCE SHEET MEASUREMENT

Real Estate Investments – Real estate investments are recorded at cost less accumulated depreciation. Major improvements are capitalized and depreciated over their estimated useful lives. Expenditures for repairs and maintenance are expensed as incurred. Depreciation is calculated on a straight line basis using the following estimated useful lives:

Estimated useful lives
Land	N/A
Buildings	40 years
Buildings Improvements	3 – 10 years
Furniture, fixtures, and equipment	3 – 5 years

We evaluate the recoverability of the carrying value of our real estate properties, including related in-place resident lease intangibles, on a property-by-property basis. On a periodic basis, we review our properties for recoverability when events or circumstances, including significant physical changes in the property, significant adverse changes in general economic conditions and significant deteriorations of the underlying cash flows of the property indicate that the carrying amount of the property may not be recoverable. The need to recognize an impairment charge is based on estimated undiscounted future cash flows from a property compared to the carrying value of that property. If recognition of an impairment charge is necessary, it is measured as the amount by which the carrying amount of the property exceeds the fair value of the property. The TJM Portfolio did not record any impairment charges related to its real estate assets and related intangibles during the six months ended June 30, 2013 (unaudited) and June 30, 2012 (unaudited) and the years ended December 31, 2012, December 31, 2011 and December 31, 2010 respectively.

In addition, the Company assesses the potential impairment of goodwill on an annual basis. We performed our impairment at the reporting unit level. The fair value of the applicable reporting unit is compared to its carrying value. If the carrying value of the reporting unit exceeds the estimate of fair value, we calculate the impairment as the excess of the carrying value of goodwill over its implied fair value. The Company did not record any impairment charges related to its goodwill during the six months ended June 30, 2013 (unaudited) and June 30, 2012 (unaudited) and the years ended December 31, 2012, December 31, 2011 and December 31, 2010 respectively.

TJM SENIOR HOUSING PROPERTIES
NOTES TO COMBINED FINANCIAL STATEMENTS (continued)
(dollars in thousands)

Cash and Cash Equivalents – Cash and cash equivalents consist of cash on hand and all highly liquid short term investments with maturities of 90 days or less when purchased. These investments are stated at cost, which approximates fair value.

Other Assets – Other assets consist primarily of resident fee receivables, restricted cash, deferred financing fees, security deposits, prepaid expenses, and escrow deposits held by lenders.

Resident fee receivables are primarily derived from the rental income and care revenues that each resident pays in accordance with the terms of its lease.

We review resident fee receivables and determine collectability by taking into consideration the resident’s payment history, the financial condition of the resident, and economic conditions in the area in which the property is located. In the event that the collectability of a receivable is in doubt, we increase the allowance for doubtful accounts or record a direct write-off of the receivable in the combined statement of operations.

Resident fee receivables are recorded net of allowance of $4, $9 and $15 at June 30, 2013 (unaudited), December 31, 2012 and 2011, respectively.

Restricted cash represents reserve accounts maintained as required by the lenders of the mortgage notes payable. These investments are stated at cost, which approximates fair value.

Prepaid expenses consist of prepaid property taxes and insurance premium.

Security deposits consist of deposits made for utility accounts.

We amortize deferred financing costs as a component of interest expense over the terms of the related borrowings using a method that approximates a level yield.

Deferred Revenue – Deferred revenue, which is included in accrued expenses and other liabilities, primarily includes non-refundable community fees received by us, which are amortized into income on a straight-line basis over the average length of stay of our residents, which management estimates to be approximately 24 months for assisted living or memory care properties.

Income Taxes – All properties within the TJM Portfolio were operated in limited liability companies; thus all federal and, substantially, all state incomes taxes were recorded by the owners. Accordingly, the TJM Portfolio did not provide for or record a provision for federal income taxes. Certain state and local jurisdictions imposed an income tax on the properties.

Fair Value Measurement – Fair value is an exit price, representing the amount that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants. As such, fair value is a market-based measurement that should be determined based on assumptions that market participants would use in pricing an asset or liability. A three-tier fair value hierarchy, which is described below, prioritizes the inputs used by the Company in measuring fair value:

•	Level 1 – Quoted prices for identical instruments in active markets
•	Level 2 – Quoted prices for similar instruments in active markets, quoted prices for identical or similar instruments in markets that are not active, and model-derived valuations, in which all significant inputs are observable in active markets
•	Level 3 – Unobservable inputs in which there is little or no market data, which require the reporting entity to develop its own assumptions

Recently Issued or Adopted Accounting Standards – On January 1, 2012, we adopted FASB's Accounting Standards Update (“ASU”) 2011-04, Fair Value Measurements (Topic 820): Amendments to Achieve Common Fair Value Measurement and Disclosure Requirements in U.S. GAAP and IFRS. ASU 2011-04 requires incremental fair value disclosures in the notes to the financial statements. The adoption of this guidance did not have a material impact on our combined financial statements.

TJM SENIOR HOUSING PROPERTIES
NOTES TO COMBINED FINANCIAL STATEMENTS (continued)
(dollars in thousands)

In July 2012, the FASB issued ASU 2012-02, Testing Indefinite-Lived Intangible Assets for Impairment which amends FASB Topic 350, Intangibles-Goodwill and Other to allow, but not require, an entity, when performing its annual or more frequent indefinite-lived intangible asset impairment test, to first assess qualitative factors to determine whether the existence of events and circumstances indicates that it is more likely than not that the indefinite-lived intangible asset is impaired. If, after assessing the totality of events and circumstances, an entity concludes that it is not more likely than not that the indefinite-lived intangible asset is impaired, then the entity is not required to take further action. However, if an entity concludes otherwise, then it is required to determine the fair value of the indefinite-lived intangible asset and perform the quantitative impairment test by comparing the fair value of the asset being tested with its carrying amount. ASU 2012-02 is effective for annual and interim impairment tests performed for fiscal years beginning after September 15, 2012. We adopted the provisions of ASU 2012-12, and accordingly, our adoption of this guidance has been incorporated retrospectively in the attached combined financial statements for all reporting periods presented. The early adoption of the new standard did not have a material impact on the Company’s financial statements.

3.    ACQUISITIONS

We account for acquisitions using the acquisition method and allocate the consideration for the businesses acquired among tangible and recognized intangible assets and liabilities based upon their estimated fair values as of the acquisition date. Recognized intangible assets primarily include the value of in-place resident leases.

In allocating the acquisition consideration between net tangible and identified intangible assets acquired and liabilities assumed, management makes estimates of the fair value of the tangible and intangible assets acquired and liabilities assumed using information obtained as a result of pre-acquisition due diligence, marketing, leasing activities and independent appraisals. The fair value of the tangible assets acquired is determined by valuing the property as if it were vacant. The determination of fair value involves the use of significant judgment and estimates. We estimate the fair value of in-place leases as (i) the present value of the estimated rental amounts that would have been forgone, offset by variable costs that would have otherwise been incurred during a reasonable lease-up period, as if the acquired units were vacant and (ii) the estimated absorption costs, such as additional marketing costs that would have been incurred during the lease-up period. The acquisition fair value of the in-place resident lease intangibles is amortized over the average length of stay of the residents at the senior living properties on a straight-line basis, which management estimates to be 24 months for assisted living or memory care facilities.

During the period from January 1, 2011 to December 31, 2012, the Company acquired 3 senior living properties for an aggregate purchase price of $23,980. These properties have a combined capacity of 422 beds and are located in Florida. In November 2012, the Company acquired a property adjacent to one of their current facilities. The Company acquired the assets and assumed the related outstanding debt.

In connection with these acquisitions during the period from January 1, 2011 to December 31, 2012, the assets acquired and the liabilities assumed were recorded at fair value with acquisition-related costs being expensed as incurred, as follows:

	2011 Acquisitions	2012 Acquisitions	Total
Real estate investments	$10,550	$10,320	$20,870
In-place resident lease intangibles	2,300	810	3,110
Assets acquired	$12,850	$11,130	$23,980
Mortgage loan and other assumed liabilities	—	(6,800)	(6,800)
Net cash paid for acquisition	$12,850	$4,330	$17,180
Acquisition-related costs	$43	$44	$87

TJM SENIOR HOUSING PROPERTIES
NOTES TO COMBINED FINANCIAL STATEMENTS (continued)
(dollars in thousands)

4.    REAL ESTATE INVESTMENTS

The following is a roll forward of the gross carrying amount and accumulated depreciation of real estate assets for the six months ended June 30, 2013 (unaudited), for the years ended December 31, 2012 and December 31, 2011:

	For the six months ended June 30, (unaudited)	For the year ended December 31,
	2013	2012	2011
Gross carrying amount
Balance at beginning of year	100,674	88,513	76,603
Additions:
Acquisitions of real estate	—	10,320	10,550
Improvements	862	2,196	1,848
Disposals:
Disposal of long-lived assets	(108)	(355)	(488)
Balance at the end of period	$101,428	$100,674	$88,513

Accumulated Depreciation
Balance at beginning of year	$(15,601)	$(11,933)	$(8,672)
Additions:
Depreciation expense	(1,935)	(3,772)	(3,366)
Disposals:
Disposal of long-lived assets	3	104	105
Balance at the end of period	$(17,533)	$(15,601)	$(11,933)

Depreciation expense for the year ended December 31, 2010 was $2,572.

The following table summarizes the TJM Portfolio’s intangible assets:

	June 30, 2013 (Unaudited)
	Gross carrying amount	Accumulated amortization	Net carrying amount
In-place resident lease intangibles	$16,311	$(15,762)	$549
Goodwill	2,190	—	2,190
Total intangibles	$18,501	$(15,762)	$2,739
	December 31, 2012
	Gross carrying amount	Accumulated amortization	Net carrying amount
In-place resident lease intangibles	$16,311	$(15,010)	$1,301
Goodwill	2,190	—	2,190
Total intangibles	$18,501	$(15,010)	$3,491
	December 31, 2011
	Gross carrying amount	Accumulated amortization	Net carrying amount
In-place resident lease intangibles	$15,501	$(12,312)	$3,189
Goodwill	2,190	—	2,190
Total intangibles	$17,691	$(12,312)	$5,379

TJM SENIOR HOUSING PROPERTIES
NOTES TO COMBINED FINANCIAL STATEMENTS (continued)
(dollars in thousands)

The amortization expense recorded for in-place resident leases intangible was $752 for the six months ended June 30, 2013 and $2,698, $2,945 and $1,383 for the year ended December 31, 2012, 2011 and 2010, respectively, and is included in depreciation and amortization in the combined statements of operations.

The unamortized balance of in-place resident lease intangibles at December 31, 2012 will be charged to amortization expense through 2017 as follows:

2013	$1,166
2014	135
2015	—
2016	—
2017	—
Thereafter	—
$1,301

5.    OTHER ASSETS

The following is a summary of other assets at June 30, 2013 (unaudited), December 31, 2012 and December 31, 2011:

	June 30, (Unaudited)	December 31
	2013	2012	2011
Resident fees receivable	$1,029	$671	$894
Restricted cash	1,661	1,245	886
Deferred financing costs, net	913	1,067	930
Security deposits	580	721	758
Prepaid expenses	458	618	394
Others	142	159	170
	$4,783	$4,481	$4,032

6.    DEFERRED FINANCING COSTS

The following summarizes the Company’s deferred financing costs at June 30, 2013 (unaudited), December 31, 2012 and December 31, 2011:

	June 30, (Unaudited)	December 31
	2013	2012	2011
Gross Amount	$1,538	$1,538	$1,414
Accumulated Amortization	(625)	(471)	(484)
Net	$913	$1,067	$930

Amortization of deferred financing costs is reported in interest expense in the consolidated statements of operations.

As of December 31, 2012 the estimated annual amortization of the deferred financing costs for each of the five succeeding years and thereafter is as follows:

2013	$254
2014	213
2015	184
2016	169
2017	94
Thereafter	153
Total	$1,067

TJM SENIOR HOUSING PROPERTIES
NOTES TO COMBINED FINANCIAL STATEMENTS (continued)
(dollars in thousands)

7.    MORTGAGE NOTES PAYABLE

The following table presents certain information regarding the TJM Portfolio’s mortgage notes payable at June 30, 2013 (unaudited), December 31, 2012 and December 31, 2011:

	June 30, 2013 (Unaudited)			December 31, 2012				December 31, 2011
Debt obligation	Carrying value / Outstanding face amount	Final Stated Maturity	Weighted average funding cost	Carrying value / Outstanding face amount	Final Stated Maturity	Weighted average funding cost	Weighted average maturity (years)	Carrying value / Outstanding face amount
Fixed Rate	73,193	Oct 2013 to April 2045	4.50% to 6.76%	73,774	Oct 2013 to April 2045	4.50% to 6.76%	7.5	70,778
Floating Rate	46,105	Jun 2014 to Nov 2017	LIBOR +2.50% to LIBOR + 4.65%	46,528	Jun 2014 to Nov 2017	LIBOR +2.50% to LIBOR + 4.65%	3.7	25,829
	119,298			120,302			6.0	96,607

The fair values of mortgage notes payable at June 30, 2013 (unaudited), December 31, 2012 and December 31, 2011 is $118,114, $122,620 and $97,339, respectively. The net carrying value of the collateral as of June 30, 2013 (unaudited), December 31, 2012 and December 31, 2011 is $86,634, $88,564, and $81,960, respectively.

Maturity Table

The TJM Portfolio’s mortgage note payables have contractual maturities as of December 31, 2012 as follows:

2013	$14,109
2014	11,369
2015	5,167
2016	2,137
2017	42,740
Thereafter	44,780
Total	$120,302

Debt Covenants

The TJM Portfolio’s mortgage notes payable contain various customary financial and other covenants, such as maintaining debt service coverages. The TJM Portfolio was in compliance with all of the covenants in their mortgage note agreements as of June 30, 2013, December 31, 2012 and December 31, 2011.

Fair value of mortgage notes payable

The Company’s mortgage notes payable are currently not traded in active markets and therefore have little or no price transparency. The Company uses an income approach to determine the fair value of their mortgage notes payable at each balance sheet date.

TJM SENIOR HOUSING PROPERTIES
NOTES TO COMBINED FINANCIAL STATEMENTS (continued)
(dollars in thousands)

The following table summarizes the level of the fair value hierarchy, valuation techniques and inputs used for estimating each class of liabilities not measured at fair value in the statement of financial position but for which fair value is disclosed:

Type of Liabilities Not Measured At Fair Value for Which Fair Value Is Disclosed	Fair Value Hierarchy	Valuation Techniques and Significant Inputs
Mortgage notes payable	Level 3	Valuation technique is based on discounted cash flows.
Significant inputs include:
		•	Amount and timing of expected future cash flows
		•	Interest rates
		•	Collateral funding spreads

Derivatives

The Company’s derivative instrument is an interest rate swap. The Company’s interest rate swap is valued using counterparty quotations. These quotations are generally based on valuation models with model inputs that can generally be verified and which do not involve significant judgment.

The interest rate swap represents the only asset or liability of the Company that is measured at fair value on a recurrimg basis.

				Fair Value
				December 31, 2011
	Principal Balance or Notional Amount	Balance Sheet Location	Carrying Value	Level 2	Level 3	Total
Interest rate swap	$1,867	Other Liabilities	$70	$70	$—	$70

The following table summarizes gains (losses) recorded in relation to derivatives:

		Year Ended December 31,
	Income Statement Location	2012	2011
Derivatives gain (loss)
Interest rate swap	Other income (loss)	$70	$83

8.    ACCRUED EXPENSES AND OTHER LIABILITIES

Accrued expenses and other liabilities at June 30, 2013 (unaudited), December 31, 2012 and December 31, 2011 consist of the following:

	June 30, (Unaudited)	December 31
	2013	2012	2011
Accounts payable	$1,372	$947	$794
Compensation, benefit, and other employee related liabilities	1,171	1,230	1,111
Interest payable	146	585	442
Security deposits payable	304	411	508
Derivative liability	—	—	70
Deferred revenue	792	997	816
Other liabilities	1,163	514	458
	$4,948	$4,684	$4,199

The TJM Protfolio incurred $304, $552 and $524 for workers’ compensation for the six month period ended June 30, 2013 (unaudited) and the years ended December 31, 2012 and December 31, 2011 respectively.

TJM SENIOR HOUSING PROPERTIES
NOTES TO COMBINED FINANCIAL STATEMENTS (continued)
(dollars in thousands)

9.    TRANSACTIONS WITH AFFILIATES AND AFFILIATED ENTITIES

The TJM Portfolio was party to a management agreement with its manager which provides for automatically renewing one-year terms subject to certain termination rights prior to Newcastle’s acquisition of our properties on August 1, 2013. During each calendar year, the monthly management fee was 2.5% of the monthly gross revenue from the properties, which sum is payable at the beginning of each calendar month.

	For the six months ended (unaudited)		For the year ended
	2013	2012	2012	2011	2010
Management fee to affiliate	$721	$609	$1,350	$1,067	$853

10.    COMMITMENTS AND CONTINGENCIES

The TJM Portfolio is, from time to time, a defendant in legal actions from transactions conducted in the ordinary course of business. Management, after consultation with legal counsel, believes the ultimate liability arising from such actions, individually and in the aggregate, which existed at June 30, 2013 (unaudited), December 31, 2012 and December 31, 2011, if any, will not materially affect the Company’s combined results of operations, cash flows or financial position.

As a commercial real estate owner, the TJM Portfolio is subject to potential environmental costs. At June 30, 2013 (unaudited), December 31, 2012 and December 31,2011 management is not aware of any environmental concerns that would have a material adverse effect on the Company’s combined financial position, cash flows or results of operations.

11.    SUBSEQUENT EVENTS

These financial statements include a discussion of material events, if any, which have occurred subsequent to June 30, 2013 (referred to as “subsequent events”) through the issurance of these combined financial statements. Events subsequent to that date have not been considered in these financial statements.

On August 1, 2013, Newcastle completed the acquisition of the TJM Portolio for consideration of approximately $205,780.